UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Eni S.p.A.
(Name of Issuer)
Ordinary Shares, nominal value €1.00 per share
(Title of Class of Securities)
26874R108
(CUSIP Number)
Cassa depositi e prestiti S.p.A.
Via Goito, 4
00185 Rome, Italy
Attn: Roberta Melfa
+39 06 4221 2126

with copies to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attn: William D. Regner, Esq.
(212) 909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26874R108

1	NAMES OF REPORTING PERSONS Cassa depositi e prestiti S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	7	SOLE VOTING POWER

NUMBER OF		1,056,179,478 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,056,179,478 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,056,179,478

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Pursuant to Law Decree No. 269 of September 30, 2003 and to Decree of the Ministry of Economy and Finance No. 59627 of June 18, 2004, Cassa depositi e prestiti S.p.A. must coordinate in advance with the Italian Ministry of Economy and Finance regarding each managerial decision relating to ENI S.p.A. and must consult and comply with the Ministry’s instructions regarding all managerial operations of ENI S.p.A.
(2) This percentage is calculated based upon 4,005,358,876 ordinary shares outstanding as of September 30, 2010, as reported in the Issuer’s Report on Form 6-K, filed on November 2, 2010, and also disclosed in the Issuer’s bylaws dated November 2010.

Item 1.	Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, nominal value €1.00 per share (the “Ordinary Shares”), of Eni S.p.A., an Italian corporation (società per azioni) (the “Issuer”). The principal executive offices of the Issuer are located at Piazzale Enrico Mattei, 1, 00144 Rome, Italy.

Item 2.	Identity and Background
(a) — (c) This Statement is being filed by Cassa depositi e prestiti S.p.A. (the “Reporting Person” or “CDP”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended.
CDP is a corporation (società per azioni) organized under the laws of the Republic of Italy. The principal business of CDP is to finance public investments, specifically infrastructure and other major public works sponsored by the Republic of Italy, regions, local authorities, public agencies and other public bodies, and to promote initiatives in support of the Italian economy generally, pursuant to specific Italian laws by using funds collected from third parties. CDP’s principal place of business and principal office is located at Via Goito, 4, 00185 Rome, Italy.
The Republic of Italy (acting through the Ministry of Economy and Finance (the “MEF”)) owns 70.0% of the shares of CDP and therefore controls the Reporting Person. By virtue of a special provision of Law Decree No. 269 of September 30, 2003 (as subsequently amended), the MEF will always be able to exercise its control over CDP.
To the best of CDP’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of CDP:
(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.
(d) During the last five years, neither CDP nor, to the best of its knowledge, the MEF or any of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither CDP nor, to the best of its knowledge, the MEF or any of the persons listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) See Schedule I to this Schedule 13D which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person acquired the Ordinary Shares of the Issuer as a result of the following transactions:
On December 12, 2003, CDP acquired 400,288,338 Ordinary Shares pursuant to article 9 of Decree of the MEF dated December 5, 2003, as previously disclosed on Schedule 13G filed with the Securities and Exchange Commission on December 22, 2003 and amended on January 25, 2005, January 26, 2006 and February 6, 2007.
On December 21, 2010, pursuant to Decree of the MEF dated November 30, 2010 (the “November Decree”), the MEF transferred 655,891,140 Ordinary Shares to CDP representing 16.38% of the Issuer’s outstanding Ordinary Shares. In exchange, CDP transferred to the MEF the following shares held by CDP:
(i)	1,632,624,218 shares of ENEL S.p.A. (“ENEL”), representing 17.36% of ENEL’s share capital, with a value of €6,606,740,423;

(ii)	457,138,500 shares of Poste Italiane S.p.A. (“Poste Italiane”), representing 35% of Poste Italiane’s share capital, with a value of €3,288,715,946; and

(iii)	709,987 shares of STMicroelectronics Holding NV (“STM Holding”), representing 50% of STM Holding’s share capital, and indirectly corresponding to 125,352,377 shares of STMicroelectronics NV (“STM”), representing 13.77% of STM’s share capital, with a value of €810,917,062.
Pursuant to the November Decree, in addition to the shares noted above, on December 21, 2010 CDP also transferred to the MEF the interim dividend for 2010 paid out by ENEL to CDP, equal to €163,262,421.80 plus interest accrued thereon.

Item 4.	Purpose of Transaction
The information set forth in Item 3 of this Statement is incorporated by reference into this Item 4.
The share exchange between the MEF and CDP pursuant to the November Decree, as described in Item 3, was intended to allow CDP to transfer its shareholding in ENEL, in compliance with Direction of the Italian Antitrust Authority No. 14542 of August 5, 2005, which had authorized the acquisition by CDP of an Italian corporation named Terna S.p.A. subject to the transfer of its shareholding in ENEL.
Pursuant to Law Decree No. 269 of September 30, 2003 and to Decree of the MEF No. 59627 of June 18, 2004, CDP must coordinate in advance with the MEF regarding each managerial decision relating to the Issuer and must consult and comply with the MEF’s instructions regarding all managerial operations of the Issuer.
Except as described herein, neither the Reporting Person nor, to the best of its knowledge, the MEF or any of the persons listed on Schedule I hereto has present plans or proposals that relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer
(a) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares of the Issuer beneficially owned are incorporated herein by reference. Because (i) the MEF controls CDP, as described in Item 2 to this Statement, and (ii) CDP must consult and comply with the MEF’s instructions regarding the Issuer’s managerial operations, the MEF may be deemed to beneficially own Ordinary Shares of the Issuer owned by CDP.
Mr. Franco Bassanini, the Chairman of CDP’s Board of Directors, beneficially owns 4,825 Ordinary Shares, representing less than 0.1% of the Issuer’s capital stock.
Mr. Cristian Chizzoli, a director of CDP, beneficially owns 61 Ordinary Shares, representing less than 0.1% of the Issuer’s capital stock.
Mr. Claudio Mez, an executive officer of CDP, beneficially owns 1,500 Ordinary Shares, representing less than 0.1% of the Issuer’s capital stock.
The MEF holds 157,552,137 Ordinary Shares, representing 3.9% of the Issuer’s capital stock.
In accordance with Italian law and the Issuer’s bylaws, no person may own more than 3% of the Ordinary Shares. Any shareholdings in excess of this limit results in a ban on exercising voting and other rights, except for the right to participate in profits, relative to any shareholding that exceeds the limit. However, the Ordinary Shares owned by the MEF and public bodies or organizations controlled by the MEF are exempt from this ban. This rule provides that the clause regarding shareholding limits will lose effect if the limit is exceeded as a result of a take-over bid, provided that, as a result of the takeover, the bidder will own a shareholding of at least 75% of the share capital with the right to vote on resolutions concerning the appointment or dismissal of Directors.
Pursuant to Article 6.2 of the bylaws of the Issuer and to the special rules set out in Law No. 474/1994, the MEF, in agreement with the Ministry of Economic Development, holds special powers that can be exercised in accordance with the criteria set out in the Prime Ministerial Decree of June 10, 2004. The special powers are as follows:

(i)	objection to the purchase, by parties who are subject to the shareholding limit, of shareholdings that represent at least 3% of the share capital consisting of shares with the right to vote in ordinary shareholders’ meetings, where there is a prejudicial effect caused by the transaction to the vital interests of the State. In the event of a failure to comply with directions to assign these shares, the Regional Administrative Court of Lazio, at the request of the MEF, will order the sale of the shares representing the significant shareholding;

(ii)	objection to the signing of certain finance agreements in the event that at least 3% of the share capital consisting of shares with the right to vote in ordinary shareholders’ meetings is represented in the agreements;

(iii)	appointment of a Director with no right to vote in Board meetings; and

(iv)	vetoing, if duly justified by an actual prejudicial effect to the vital interests of the State, of resolutions to dissolve the Company, transfer the company, merge, demerge, transfer the registered office overseas, change the company purpose, amend the bylaws in a way that withdraws or modifies the powers detailed above.
Decisions to exercise the powers detailed in items (i), (ii) and (iv) above may be challenged within sixty days, by the parties entitled to do so, before the Regional Administrative Court of Lazio.
With respect to all other persons referenced in Item 2 above, to the best of CDP’s knowledge, as of the date hereof, no such person beneficially owns Ordinary Shares of the Issuer.
(b) The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of shares which CDP has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.
The MEF has the sole power to vote and to dispose of the Ordinary Shares it holds directly.
To the best of CDP’s knowledge, each of Franco Bassanini, Cristian Chizzoli and Claudio Mez has the sole power to vote or to direct the vote and to dispose of all of the Ordinary Shares beneficially owned by him.
(c) Except for the transactions described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by CDP or, to the best of CDP’s knowledge, the persons or entities referenced in Item 2 above.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 2 through 5 of this Statement is incorporated by reference into this Item 6.
Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, the MEF or any of the persons listed on Schedule I has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Not applicable.
(signature page follows)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 18, 2011

CASSA DEPOSITI E PRESTITI S.p.A.
By:	/s/ Giovanni Gorno Tempini
	Name:	Giovanni Gorno Tempini
	Title:	Chief Executive Officer

Schedule I
Information with Respect to Directors and Executive Officers of Cassa depositi e prestiti S.p.A.
The name, position, present principal occupation or employment of each of the directors and executive officers of Cassa depositi e prestiti S.p.A. (“CDP”) are set forth below. The business address for each such director or executive officer is Via Goito n. 4, 00185 Roma. Each director and executive officer is an Italian citizen.

Name	Present Principal Occupation and Name and Address of Employer

Directors

Franco Bassanini	Chairman of the Board of Directors of CDP

Giovanni Gorno Tempini	Chief Executive Officer of CDP

Cristian Chizzoli	Director of CDP
Lecturer of Corporate Economics and Management, Università Bocconi, Milan, Italy
Member of the Board of Directors of Mediocredito Italiano S.p.A., Milan, Italy
Member of the Board of Directors of Fondazione Fiera Milano, Milan, Italy

Cristiana Coppola	Director of CDP
Chairman and Chief Executive Officer of Mirabella SG S.p.A., Cricignano di Aversa (CE), Italy
Chairman of Marina di Castello S.p.A., Cricignano di Aversa (CE), Italy
Member of the Board of Directors of Aluiss, Rome, Italy
Member of the Board of Directors of IMI Fondi Chiusi, Bologna, Italy

Piero Gastaldo	General Secretary (Chief Executive Officer) of Compagnia di San Paolo, Turin, Italy

Ettore Gotti Tedeschi	Director of CDP
Chairman of Istituto per le Opere di Religione, Città del Vaticano, Italy
Chairman of F2i SGR S.p.A., Milan, Italy
Member of the Board of Directors of CDP Investimenti SGR S.p.A., Rome, Italy
Chairman of Santander Consumer Bank S.p.A., Turin, Italy
Senior Country Head Santander

Vittorio Grilli	Director General of the Treasury of the Ministry of Economy and Finance, Rome, Italy

Nunzio Guglielmino	Director of CDP
Vice Deputy Governor of the Council of Europe Development Bank, Strasbourg, France
Vice Chairman of Poste Italiane S.p.A., Rome, Italy
Chairman of Europa Gestioni Immobiliari S.p.A., Rome, Italy
Vice Chairman of Fondazione Banco Sicilia, Palermo, Italy

Mario Nuzzo	Director of CDP
Professor of civil law, Università “LUISS — Guido Carli”, Rome, Italy
Chairman of Foundation of Cassa di Risparmio della Provincia di Teramo, Teramo, Italy
Member of the Board of Directors of ACRI — Associazione Casse di Risparmio Italiane, Rome, Italy
Member of the Board of Directors of SINLOC S.p.A., Padova, Italy
Legal Representative of Studio Legale Prof. Aw. Mario Nuzzo e Associati, Rome, Italy

Schedule I

Maria Cannata	General Director of the Public Debt Department of the Ministry of Economy and Finance Additional Director for the Separate Account System of CDP

Giovanni De Simone	Additional Director for the Separate Account System of CDP
Director of ENPAM, Rome, Italy
Statutory Auditor of ASL Roma E, Rome, Italy
Statutory Auditor of Equitalia Nomos S.p.A., Turin, Italy
Statutory Auditor of Federazione Nazionale Rugby, Rome, Italy
Alternate Member of the Commissione tecnica paritetica per l’attuazione del federalismo fiscale, Rome, Italy

Romano Colozzi	Councillor for the Budget, Finance and Institutional Relations of the Lombardia Region, Milan, Italy

Guido Podestà	President of the Province of Milan, Milan, Italy

Giuseppe Pericu	Additional Director for the Separate Account System of CDP Member of the Board of Directors of Fondazione Istituto Italiano di Tecnologia, Genova, Italy

Executive Officers
(who are not directors)

Matteo del Fante	General Manager — CDP

Bernardo Bini Smaghi	Head of Facilitated Credit & Economic Support — CDP

Cristiano Cannarsa	Head of Financing — CDP

Francesco Ceci	Head of Finance — CDP

Vladimiro Ceci	Head of Risk Management — CDP

Vincenzo Malitesta	Head of Internal Auditing — CDP

Angelo Mariano	Head of Public Entities — CDP

Roberta Melfa	Head of Legal & Corporate Affairs — CDP

Claudio Mez	Head of Lending — CDP

Andrea Novelli	Head of Administration, Planning & Control — CDP

Guido Rivolta	Head of Institutional Relations & External Communications — CDP